Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

On May 9, 2019, Anadarko Petroleum Corporation (“Anadarko”) issued the following press release.

ANADARKO AGREES TO BE ACQUIRED BY OCCIDENTAL

TERMINATES MERGER AGREEMENT WITH CHEVRON

HOUSTON, May 9, 2019 – Anadarko Petroleum Corporation (NYSE: APC) today announced that it has entered into a definitive merger agreement with Occidental Petroleum Corporation under which Occidental will acquire all of the outstanding shares of Anadarko for consideration consisting of $59.00 in cash and 0.2934 of a share of Occidental common stock per share of Anadarko common stock.

Anadarko also announced that prior to entering into the merger agreement with Occidental, the Company terminated its previously announced merger agreement with Chevron Corporation (NYSE: CVX). In accordance with the terms of that agreement, Anadarko has paid a termination fee of $1 billion to Chevron.

Al Walker, Chairman and Chief Executive Officer of Anadarko, commented, “We are pleased to have reached an agreement with Occidental that delivers significant, near-term value to our shareholders. Anadarko’s employees have strategically assembled a premier portfolio of world-class assets, and this transaction would not have been possible without our board’s leadership over the past several months. We are proud of the substantial premium we have delivered to our shareholders and look forward to working with Occidental to ensure a smooth transition.”

The transaction is expected to close in the second half of 2019, subject to approval by Anadarko shareholders, regulatory approvals and other customary closing conditions. Occidental has obtained committed financing for the entire cash portion of the aggregate transaction, and completion of the transaction will not require or be conditioned upon the receipt of any vote or other approval by Occidental’s stockholders.

Goldman Sachs & Co. LLC, Evercore, and Jefferies LLC are acting as financial advisors to Anadarko. Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Anadarko.

Anadarko Contacts

INVESTORS:

Mike Pearl, mike.pearl@anadarko.com, 832.636.3271

Kyle Deakins, kyle.deakins@anadarko.com, 832.636.2354

Jon VandenBrand, jon.vandenbrand@anadarko.com, 832.636.1007

Arthur Crozier / Larry Miller

Innisfree M&A Incorporated

212-750-5833

MEDIA:

John Christiansen, john.christiansen@anadarko.com, 832.636.8736

Stephanie Moreland, stephanie.moreland@anadarko.com, 832.636.2912

Matthew Sherman / Dan Katcher / Scott Bisang / Matt Gross

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

On May 9, 2019, Anadarko distributed the following email to its employees.

As you know, earlier this week our board unanimously determined that the most recent proposal we received from Occidental (Oxy) to acquire Anadarko constituted a “Superior Proposal” compared to the transaction with Chevron. Earlier this morning, Chevron announced that they do not intend to propose amendments or submit a revised proposal to acquire Anadarko. As such, we announced that we have entered into a definitive merger agreement with Oxy and have terminated our previously announced merger agreement with Chevron.

The board of directors and EC believe that the agreement with Oxy maximizes value for our shareholders and reflects the strong and successful company we have built. We are very proud of all that we have accomplished together. We also recognize how difficult this has been on many of you, especially with the uncertainty associated with the process of getting to a place that delivered the most value for our shareholders. We appreciate your continued hard work and focus on safety.

As far as next steps, the transaction with Oxy is expected to close in the second half of 2019, subject to approval by Anadarko shareholders, regulatory approvals and other customary closing conditions. Until the transaction closes, we will continue to operate as separate companies. I also want to emphasize we need to continue to focus on delivering upon our objectives and being good stewards of the environment. This includes placing the highest priority on safety, above all else, and maintaining our LiveSAFE focus.

It will take considerable time to have all the answers to the questions I’m sure many of you have. We will do our best to relay details and be transparent as this process moves forward, and will be adjusting our Insider page to reflect information associated with Oxy over the coming days. We would anticipate having updated FAQs by Monday morning and continue to welcome your questions at apccommunications@anadarko.com.

As a reminder, any calls or emails from the media should be immediately forwarded to John Christiansen at john.christiansen@anadarko.com or +1 832.636.8736. Similarly, any calls from investors or analysts should be referred to Mike Pearl at mike.pearl@anadarko.com or +1 832.636.3271.

We thank each of you for your efforts to make Anadarko a great place to work. We look forward to working with Oxy to close this agreement and to seeing all of the great things this new combined company will accomplish in the years to come.

Sincerely,

Danny Brown, Ben Fink, Bob Gwin, Mitch Ingram, Amanda McMillian, and Al Walker

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Occidental expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Occidental that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Occidental or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF OCCIDENTAL AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Occidental or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Occidental will be available free of charge on Occidental’s website at http://www.oxy.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Occidental and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Occidental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 28, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Occidental’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Occidental to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Occidental’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Occidental’s website at http://www.oxy.com/investors and on the SEC’s website at http://www.sec.gov.